UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2001
Or

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number 1-3619

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

PFIZER SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive offices:

PFIZER INC. 235 EAST 42ND STREET NEW YORK, NEW YORK 10017

PFIZER SAVINGS AND INVESTMENT PLAN FOR
EMPLOYEES RESIDENT IN PUERTO RICO
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 2001
	Total	Nonparticipant Directed	Participant Directed
Investments, at fair value:
Pfizer Inc. common stock:
Nonparticipant directed*, 504,135 shares, cost $3,507,477; Participant directed*, 548,760 shares, cost $6,703,802	$41,957,865	$20,089,765	$21,868,100
Vanguard mutual funds*	2,497,038	--	2,497,038
Other marketable securities**	1,778,968	--	1,778,968
Interest-bearing deposits at cost which approximates fair value	278,464	48,272	230,192
Total investments	46,512,335	20,138,037	26,374,298

Interest and other miscellaneous receivable	4,147	1,441	2,706
Contributions receivable:
Employees	637,789	--	637,789
Employers	245,552	245,552	--

Net assets available for plan benefits--Note 7	$47,399,823 ===========	$20,385,030 ===========	$27,014,793 ===========

*  Investments represent 5% or more of the Plan's net assets available for plan benefits.

** Individual investments are less than 5% of the Plan's net assets available for plan benefits.

See Notes to Financial Statements which are an integral part of these financial statements.

PFIZER SAVINGS AND INVESTMENT PLAN FOR
EMPLOYEES RESIDENT IN PUERTO RICO
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 2000
	Total	Nonparticipant Directed	Participant Directed
Investments, at fair value:
Pfizer Inc. common stock:
Nonparticipant directed*, 527,781 shares, cost $3,100,082; Participant directed*, 548,496 shares, cost $5,719,733	$49,508,742	$24,277,935	$25,230,807
Other marketable securities**	3,595,318	--	3,595,318
Interest-bearing deposits at cost which approximates fair value	43,243	--	43,243
Total investments	53,147,303	24,277,935	28,869,368

Interest and other miscellaneous receivable/(payable)	2,846	(173,132)	175,978
Contributions receivable:
Employees	631,083	--	631,083
Employers	243,125	243,125	--

Net assets available for plan benefits--Note 7	$54,024,357 ===========	$24,347,928 ===========	$29,676,429 ===========

*  Investments represent 5% or more of the Plan's net assets available for plan benefits.

** Individual investments are less than 5% of the Plan's net assets available for plan benefits.

See Notes to Financial Statements which are an integral part of these financial statements.

PFIZER SAVINGS AND INVESTMENT PLAN FOR
EMPLOYEES RESIDENT IN PUERTO RICO
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
Year Ended December 31, 2001
	Total	Nonparticipant Directed	Participant Directed
Net investment income:
Cash dividends:
Pfizer Inc. common stock	$ 465,806	$ 225,327	$ 240,479
Other	128,778	--	128,778
Interest	23,420	5,520	17,900
	618,004	230,847	387,157
Realized gains on investments, net--Note 5:
Pfizer Inc. common stock	2,415,719	1,399,985	1,015,734
Other marketable securities	22,840	--	22,840
	2,438,559	1,399,985	1,038,574
Unrealized depreciation of investments, net--Note 6	(9,199,034)	(4,595,565)	(4,603,469)
	(6,142,471)	(2,964,733)	(3,177,738)
Contributions:
Employees	5,562,181	--	5,562,181
Employers	2,121,989	2,121,989	--
Withdrawals--Note 7	(8,166,233)	(3,120,154)	(5,046,079)
	(482,063)	(998,165)	516,102
Net decrease	(6,624,534)	(3,962,898)	(2,661,636)
Net assets available for plan benefits--Note 7:
Beginning of year	54,024,357	24,347,928	29,676,429
End of year	$47,399,823 ===========	$20,385,030 ===========	$27,014,793 ===========

See Notes to Financial Statements which are an integral part of these financial statements.

PFIZER SAVINGS AND INVESTMENT PLAN FOR
EMPLOYEES RESIDENT IN PUERTO RICO
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
Year Ended December 31, 2000
	Total	Nonparticipant Directed	Participant Directed
Net investment income:
Cash dividends:
Pfizer Inc. common stock	$ 391,654	$ 190,772	$ 200,882
Other	121,967	--	121,967
Interest	28,989	5,619	23,370
	542,610	196,391	346,219

Realized gains on investments, net--Note 5:
Pfizer Inc. common stock	965,610	239,807	725,803
Other marketable securities	62,104	--	62,104
	1,027,714	239,807	787,907
Unrealized appreciation of investments, net--Note 6	13,573,450	6,966,473	6,606,977
	15,143,774	7,402,671	7,741,103
Contributions:
Employees	5,090,986	--	5,090,986
Employers	1,986,189	1,986,189	--
Withdrawals--Note 7	(7,152,043)	(2,524,956)	(4,627,087)
	(74,868)	(538,767)	463,899
Net increase	15,068,906	6,863,904	8,205,002
Net assets available for plan benefits--Note 7:
Beginning of year	38,955,451	17,484,024	21,471,427
End of year	$54,024,357 ===========	$24,347,928 ===========	$29,676,429 ===========

See Notes to Financial Statements which are an integral part of these financial statements.

PFIZER SAVINGS AND INVESTMENT PLAN FOR
EMPLOYEES RESIDENT IN PUERTO RICO
NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

Note 1 - Description of the Plan

General - The Pfizer Savings and Investment Plan for Employees Resident in Puerto Rico (the "Plan") is a defined contribution savings plan which was adopted on February 1, 1990. Participation in the Plan is open to all eligible employees of the Puerto Rico branches of Pfizer Pharmaceuticals, LLC, a subsidiary of Pfizer Inc. (the "Company") and Pfizer Corporation, an indirect wholly-owned subsidiary of the Company (individually and collectively, the "Companies"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Under Puerto Rico law, any qualified plan involving pretax contributions or involving a cash or deferred arrangement must comply with one of two nondiscrimination tests. For the fiscal years ended December 31, 2001 and 2000, the Plan complied with both discrimination tests.

The following is a general description of certain provisions of the Plan. Refer to the Plan document for a complete description of the Plan.

Contributions - Each participant may make contributions on an after-tax basis and/or a before-tax basis (that is, choose to reduce his or her compensation and have the Companies contribute on his or her behalf). Before and after tax contributions are subject to certain restrictions under the Puerto Rico Income Tax Act of 1954, as amended. Contributions of up to 2% of compensation are matched 100% by the Companies and the next 4% is matched 50%. Employee contributions in excess of 6% are not matched.

Investment Options - Each participant in the Plan elects to have his or her contributions invested in any one or any combination of six investment funds. These funds are described below:

Fund A	-	Intermediate U.S. Treasury notes and bonds managed to mirror the Lehman Intermediate Treasury Index
Fund B	-	A collective index fund of corporate common stocks that seeks to mirror the performance of the S&P 500 index
Fund C	-	Common stock of the Company
Fund E	-	An index mutual fund of common stocks of companies with market capitalization averaging approximately $500 million
Fund F	-

A collective index fund of common stocks of large, well-established companies whose price-to-book ratios are, as a whole, typically below the average for the S&P 500 index and whose dividends are typically higher than the average for the S&P 500 index

Fund G	-

A collective index fund of common stocks of large, well-established companies whose price-to-book ratios are, as a whole, typically above the average for the S&P 500 index and whose dividends are typically lower than the average for the S&P 500 index

The trustee of the Plan, Banco Popular de Puerto Rico, manages investments in certain investment funds and therefore, is deemed a related party. The Plan's trust agreement provides that any portion of any of the funds may, pending its permanent investment or distribution, be invested in short-term investments.

Eligibility and Vesting - Substantially all employees of the Companies who are resident in Puerto Rico are eligible to participate in the Plan beginning on the first payroll run of the following month, after date of hire, or the beginning of any month or payroll period thereafter. A participant is immediately vested in the full value of his or her accounts (i.e., participant and employer contributions).

Payment of Benefits - Upon separation from service, retirement, or disability, a participant may elect to receive a lump sum distribution currently or at any time up to the later of 13 months from separation or age 65, subject to the provisions of the plan. In the event of a participant's death, a spouse beneficiary may elect payment currently or defer payments until the later of when the participant would have reached age 65 or 13 months from date of death. A nonspouse beneficiary may defer payment up until 13 months from the date of death.

Withdrawals - A participant in the Plan may withdraw all or part of his or her account balance subject to the provisions of the Plan.

Termination - The Companies expect to continue the Plan indefinitely, but necessarily reserve the right to amend, suspend or discontinue it in whole or in part, at any time, by action of the Companies' Boards of Directors. In the event of termination of the Plan, each participant shall receive the full value of their account balance as though they had retired as of the date of such termination. No part of the invested assets established pursuant to the Plan will at any time revert to the Companies.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting - The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investment Valuation - Pfizer Inc. common stock is valued at the closing market price on the last business day of the year. Collective index funds and the mutual funds are recorded at fair value based on the closing market prices of the underlying investments held by the fund on the last business day of the year. Interest-bearing deposits are recorded at cost, which approximates fair value.

Security Transactions - Purchases and sales of securities are reflected on a trade-date basis. Realized gains and losses on sales of investments represent the difference between the net proceeds received and the cost of the investments (average cost if less than the entire investment is sold).

Unrealized Appreciation/(Depreciation) of Investments - Unrealized appreciation/(depreciation) of investments for the year represents the difference between the cost of the investments and their fair value at the end of the year. Additionally, it reflects the reversal of the unrealized appreciation/(depreciation) as of the end of the prior year.

Net Investment Income - Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

Note 3 - Income Taxes

No provision has been made for Puerto Rico income tax in reliance upon a determination letter issued by the Puerto Rico Department of Treasury, which states that the Plan meets the requirements of Section 165(a) of the Puerto Rico Income Tax Act of 1954 and that the trust established thereunder is entitled to exemption.

Effective January 1, 1997 and October 1, 1998, the Plan was amended and the Companies obtained another determination letter from the Puerto Rico Department of Treasury which states that the Plan still meets the above requirements. The Plan administrator and the Plan's legal and tax counsel believe that the Plan is designed and is currently being operated in compliance with all the applicable requirements. Therefore, no provision has been made for Puerto Rico income taxes.

Contributions made to the Plan by the Companies, including before-tax contributions made on the employees' behalf by the Companies and the appreciation on all funds in the employees' account, are not taxable to the employees under Puerto Rico income tax law while these amounts remain in the Plan.

Note 4 - Administrative Costs

Except for certain investment management fees, all costs and expenses of administering the Plan are assumed by the Companies. No management fees were charged to the Plan for the years ended December 31, 2000 and 2001.

Note 5 - Realized Gains/(Losses) on Investments

The aggregate net proceeds and cost used in the calculation of the net realized gains/(losses) on investments are as follows:

	December 31, 2001
	Net Proceeds	Cost	Realized Gains/ (Losses)
Pfizer Inc. common stock	$3,042,079	$626,360	$2,415,719
Collective funds	109,428	75,277	34,151
U.S. Government securities	27,704	33,213	(5,509)
Mutual funds	140,719	146,521	(5,802)
	$3,319,930 ==========	$881,371 ========	$2,438,559 ==========

	December 31, 2000
	Net Proceeds	Cost	Realized Gains/ (Losses)
Pfizer Inc. common stock	$1,240,435	$274,825	$ 965,610
Collective funds	148,125	76,705	71,420
U.S. Government securities	9,880	12,140	(2,260)
Mutual funds	234,799	241,855	(7,056)
	$1,633,239 ==========	$605,525 ========	$1,027,714 ==========

Note 6 - Unrealized Appreciation/(Depreciation) of Investments

The change in the amount of unrealized appreciation/(depreciation) was as follows:

	Aggregate Unrealized
	December 31, 2001	December 31, 2000	Change During 2001

Pfizer Inc. common stock	$31,746,586	$40,688,927	$ (8,942,341)
Collective funds	132,458	406,116	(273,658)
Mutual funds	14,892	(2,073)	16,965
	$31,893,936 ===========	$41,092,970 ===========	$ (9,199,034) ============
	Aggregate Unrealized
	December 31, 2000	December 31, 1999	Change During 2000

Pfizer Inc. common stock	$40,688,927	$26,910,451	$13,778,476
Collective funds	406,116	688,516	(282,400)
Mutual funds	(2,073)	(79,447)	77,374
	$41,092,970 ===========	$27,519,520 ===========	$13,573,450 ===========

SCHEDULE H, Line 4i
PFIZER SAVINGS AND INVESTMENT PLAN FOR
EMPLOYEES RESIDENT IN PUERTO RICO
SCHEDULE OF ASSETS HELD
(AT END OF YEAR)
December 31, 2001
	Interest Rate	Maturity Date	Number of Shares or Units	Cost	Fair Value
Nonparticipant Directed
Pfizer Inc.* Common Stock	--	--	504,135	$3,507,477	$20,089,765
Time Deposits:
Banco Popular de Puerto Rico*	1.73%	--	--	48,272	48,272
Total nonparticipant directed investments				$3,555,749 ==========	$20,138,037 ===========
Participant Directed
Pfizer Inc.* Common Stock	--	--	548,760	$6,703,802	$21,868,100

Collective funds:
The Northern Trust Company*, Stock Index Fund	--	--	7,977	578,241	869,353
The Northern Trust Company*, Growth Equity Index Fund	--	--	61,343	634,038	501,173
The Northern Trust Company*, Value Index Fund	--	--	17,863	352,513	326,724
Total collective funds				1,564,792	1,697,250
Mutual funds:
Vanguard Fund	--	--	246,256	2,479,228	2,497,038
The Northern Trust Company*, Small Company Index Mutual Fund	--	--	7,410	82,503	79,585
The Northern Trust Company Short Term Fund	--	--	2,133	2,133	2,133
Total mutual funds				2,563,864	2,578,756
Time Deposits:
Banco Popular de Puerto Rico*	1.73%	--	--	81,164	81,164
Banco Popular de Puerto Rico*	1.73%	--	--	22,790	22,790
Banco Popular de Puerto Rico*	1.73%	--	--	20,195	20,195
Banco Popular de Puerto Rico*	1.73%	--	--	15,890	15,890
Banco Popular de Puerto Rico*	1.73%	--	--	25,000	25,000
Banco Popular de Puerto Rico*	1.73%	--	--	65,153	65,153
Total time deposits				230,192	230,192

Total participant directed investments				$11,062,650 ===========	$26,374,298 ===========
*Party-in-interest

See accompanying independent auditors' report.

SCHEDULE H, Line 4j
PFIZER SAVINGS AND INVESTMENT PLAN FOR
EMPLOYEES RESIDENT IN PUERTO RICO
 SCHEDULE OF REPORTABLE TRANSACTIONS
Year Ended December 31, 2001

Investments Purchased	Number of Transactions	Number of Shares	Cost
Interest-bearing Deposit:
Banco Popular de Puerto Rico, Time Deposits (1)	331	--	$13,556,683
Investments Disposed	Number of Transactions	Number of Shares	Cost	Fair Value	Realized Gain/ (Loss)
Interest-bearing Deposit:
Banco Popular de Puerto Rico, Time Deposits (1)	171	--	$13,707,547	$13,707,547	$ --
Common Stock:
Pfizer Inc. Common Stock (2)	31	71,940	$626,360	$3,042,079	$2,415,719

(1) Banco Popular de Puerto Rico is a "party-in-interest" of the Plan.

(2) Pfizer Inc. is a "party-in-interest" of the Plan.

See accompanying independent auditors' report.

INDEPENDENT AUDITORS' REPORT

To the Administrative Committee
Pfizer Savings and Investment Plan for
Employees Resident in Puerto Rico:

We have audited the accompanying statements of net assets available for plan benefits of the Pfizer Savings and Investment Plan for Employees Resident in Puerto Rico (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at year end) and reportable transactions, as of and for the year ended December 31, 2001, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

KPMG LLP

May 17, 2002

Stamp No. 1760768 Puerto Rico
Society of Certified Public Accountants was
affixed to the record copy of this report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Savings and Investment Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

PFIZER SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO

By: /s/ Louis Prado

Louis Prado General Manager, Pfizer Pharmaceuticals, Inc. Chair, Savings and Investment Plan Committee

Date:  June 28, 2002

EXHIBIT 23

CONSENT OF INDEPENDENT AUDITORS

To the Administrative Committee
Pfizer Savings and Investment Plan for
Employees Resident in Puerto Rico:

We consent to the use of our report included herein and incorporated by reference in the Registration Statement on Form S-8 dated November 18, 1991 (File No. 33-44053) of our report dated May 17, 2002, with respect to the statements of net assets available for plan benefits of the Pfizer Savings and Investment Plan for Employees Resident in Puerto Rico as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended, which report appears in the December 31, 2001 annual report on Form 11-K of the Pfizer Savings and Investment Plan for Employees Resident in Puerto Rico.

/s/ KPMG LLP

KPMG LLP

San Juan, Puerto Rico
June 28, 2002